UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   R. Kerry Clark
   One Procter and Gamble Plaza
   OH, Cincinnati 45202
2. Issuer Name and Ticker or Trading Symbol
   The Procter and Gamble Company (PG)

3. IRS or Social Security Number of Reporting Person (Voluntary)
   N/A
4. Statement for Month/Day/Year
   2/25/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other
   (specify below)
   Vice Chairman of the Board and President-Market Dev. and Business Operations
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
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Common Stock        |      |      |    | |                  |   |           |45921              |D     |                           |
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Common Stock        |      |      |    | |                  |   |           |3600.6325          |I     |By Retirement Plan Trustees|
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Common Stock        |      |      |    | |                  |   |           |537                |I     |By Spouse                  |
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Common Stock        |      |      |    | |                  |   |           |490                |I     |Cust. Acct. for Alissa 1   |
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Common Stock        |      |      |    | |                  |   |           |490                |I     |Cust. Acct. for Heather 2  |
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Common Stock        |12/19/|      |W   |V|1000              |A  |           |                   |I     |The Estate of Ronald Clark |
                    | 2002 |      |    | |                  |   |           |                   |      |3                          |
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Common Stock        |2/25/ |      |S   | |1000              |D  |82.22      |0                  |I     |The Estate of Ronald Clark |
                    |2003  |      |    | |                  |   |           |                   |      |3                          |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. By Norah J. Clark as Custodian for daughter, Alissa.
2. By Norah J. Clark as Custodian for daughter, Heather.
3. The reporting person is one of five trustees responsible for administration of this trust established pursuant to a will and disclaims any beneficial ownership other than that attributable to him by law.
SIGNATURE OF REPORTING PERSON
R. Kerry Clark
/S/ R. KERRY CLARK